SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                    TXU Corp.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    873168108
                                 (CUSIP Number)

                                UXT Holdings LLC
                              UXT Intermediary LLC
               c/o Credit Suisse First Boston Private Equity Inc.
                              Eleven Madison Avenue
                                  NY, NY 10010
                                 (212) 325-2000
                              Attn: Ivy Dodes, Esq.

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 9, 2003
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page of pages)

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This filing amends and supplements the Statement on Schedule 13-D filed on April
9, 2003 by UXT Holdings and UXT Intermediary with respect to their beneficial ownership of common stock, no par value, issuable by TXU Corp. (the "Company") upon exchange of its Class B Preferred Membership Interests of its indirect wholly-owned subsidiary, TXU Energy. Capitalized terms used but not defined in this amendment shall have the meaning set forth in the Schedule 13-D.

Item 3.  Source and Amount of Funds

CSFB LLC purchased the Firm Notes described under Item 4 for an aggregate amount of $138,438,750. CSFB LLC used its own working capital to finance the purchase.

Item 4.  Purpose of the Transaction

In the ordinary course of its investment banking activities, CSFB LLC, together with J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Banc of America Securities LLC (collectively, the "Initial Purchasers") entered into a purchase agreement (the "Purchase Agreement") with the Company, with respect to a purchase and sale pursuant to Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), of the Company's Floating Rate Convertible Senior Notes due 2033 (the "Firm Notes"). Pursuant to the Purchase Agreement, CSFB LLC purchased an aggregate of $142.5 million principal amount of the Firm Notes for resale in accordance with Rule 144A at a price of $138,438,750. In addition, the Company granted CSFB LLC and the other Initial Purchasers an option to purchase up to an additional aggregate $65 million principal amount of Floating Rate Convertible Senior Notes (the "Option Notes" and collectively with the Firm Notes, the "144A Notes") for $63,147,500. Such option may be exercised at any time until July 22, 2003.

In connection with its activities as an Initial Purchaser, CSFB LLC has advised the Company that it currently intends to make a market in the 144A Notes. However, CSFB LLC is not under any obligation to make a market of the 144A Notes and they may discontinue market-making activity at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of the exchange offer or the effectiveness of any shelf registration statement.

To facilitate the offering of the 144A Notes, CSFB LLC may engage in transactions that stabilize, maintain or otherwise affect the price of the 144A Notes or the Common Stock issuable upon conversion thereof. Specifically, CSFB LLC may overallot in connection with this offering, creating a short position in the 144A Notes for their own account.

In connection with its market making or market stabilization activities, CSFB LLC may acquire 144A Notes and shares of Common Stock or may have a short position in the 144A Notes and shares of Common Stock.


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


Item 5.  Interest in Securities of the Issuer.

(a)-(c) On July 14, 2003, CSFB LLC purchased $142.5 million aggregate principal amount of Firm Notes for $138,438,750. The Firm Notes are convertible, under certain circumstances, into an aggregate of 4,122,368.25 shares of Common Stock, subject to adjustment. CSFB LLC has advised the Company that it will only offer the 144A Notes solely to (i) "qualified institutional buyers" as defined in Rule 144A or (ii) non-U.S. persons to whom offers and sales of the 144A Notes may be made in reliance upon the provisions of Regulation S of the Securities Act of 1933 (collectively, "Eligible Purchasers"). Pursuant to the terms of the Purchase Agreement, on July 14, 2003, CSFB LLC sold all of the Firm Notes owned by it to Eligible Purchasers for an aggregate price of $142.5 million.

In addition to the foregoing securities and the securities owned by the UXT Entities, as of July 11, 2003, the CSFB business unit beneficially owned an aggregate of 213,513 shares of Common Stock of the Company representing less than one-tenth of 1% of the total outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Purchase Agreement

On July 9, 2003, the Company and CSFB LLC, together with the other Initial Purchasers, entered into the Purchase Agreement pursuant to which CSFB LLC agreed to purchase $142.5 million aggregate principal amount of Firm Notes pursuant to a Rule 144A transaction at a purchase price of $138,438,750. In addition, the Company has granted CSFB LLC, together with the other Initial Purchasers, the option to purchase the Option Notes. The 144A Notes are convertible into a total of 5,944,888.95 shares of Common Stock.

The Purchase Agreement provides that the Company will indemnify the initial purchasers against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the Initial Purchasers may be required to make in respect thereof.

The Company has agreed, for a period of 90 days after July 9, 2003, to not, without the prior written consent of CSFB LLC, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or enter into any agreement to sell, any Common Stock or any security convertible into or exchangeable or exercisable for Common Stock other than notes issued pursuant to the option granted to the Initial Purchasers, or shares of its Common Stock or options for shares of its Common Stock issued pursuant to or sold in connection with any employee benefit, dividend reinvestment, stock option and stock purchase plans, the conversion of the 144A Notes, other existing exchangeable securities or stock purchase contracts of the Company and its subsidiaries, or any sale or remarketing of Common Stock or mandatorily convertible preference stock required pursuant to contractual arrangements existing at July 9, 2003.

This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 1 to this Statement and is incorporated herein by reference.


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


Item 7.  Material to be Filed as Exhibits

Item 7 is amended to include the following exhibits:

1. Purchase Agreement for $475,000,000 aggregate principal amount of Floating Rate Convertible Senior Notes due 2033, dated July 9, 2003, by and among the Company and the Initial Purchasers.


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


SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 1, 2003

                                            UXT HOLDINGS, LLC

                                            By: UXT Holdco 2, LLC
                                                its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            UXT INTERMEDIARY, LLC

                                            By: UXT AIV, L.P.
                                                its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal

                                            UXT AIV, LP

                                            By:  DLJ Merchant Banking III, Inc.
                                                 its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal

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


                                            UXT HOLDCO 2, LLC

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            CREDIT SUISSE FIRST BOSTON, on
                                            behalf of the Credit Suisse First
                                            Boston business unit


                                            By:  /s/ Ivy Dodes
                                                --------------------------------
                                                 Name:  Ivy Dodes
                                                 Title: Managing Director